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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JANUARY, 2004

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
               --------------------------------------------------
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                      ------------------------------------
                    (Address of principal executive offices)

     1. Press Release dated January 20, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F [X]                    Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 1, 2004

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By:  (signed)
------------------------------
Joseph P. Giuffre
Corporate Secretary & Director


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               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                            CALGARY, ALBERTA T2W 3X6
                    TEL: (403) 278-8811 - FAX (403) 225-5745


 NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.


                         ANTHONY CLARK PRIVATE PLACEMENT

Calgary, Alberta, Canada, January 20, 2004 -- ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD:
ACKBF) ("Anthony Clark") announces a non-brokered private placement of up to 468,750 units at a price of $1.28 per unit to raise gross proceeds of up to $600,000. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one common share at a price of $1.60 per share until February 10, 2006.

A finder's fee may be paid in respect of the private placement.

The net proceeds from the private placement will be used for working capital purposes.

Anthony Clark is a general insurance broker and has expanded principally though internal growth and brokerage acquisitions and processes approximately CDN$68,000,000 (U.S.$53,000,000) annually in insurance premiums for its 23,000 customers.

For further information:

Press Contacts - North America         Barry Kaplan
                                       Barry Kaplan Associates
                                       New Jersey
                                       Telephone: (732) 747-0702
                                       Email: smallkap@aol.com


Anthony Clark International            Mr. Tony Consalvo, C.O.O.
Insurance Brokers Ltd.                 Telephone: (403) 225-5100
                                       Email: tony.consalvo@aclarkinsurance.com


Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

                                       On behalf of

                                       ANTHONY CLARK INTERNATIONAL
                                       INSURANCE BROKERS LTD.

                                       (signed)
                                       Primo Podorieszach, C.E.O.